United States
                  Securities and Exchange Commission
                        Washington, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                         (Amendment No. ___)*

               Name of Issuer: Black Giant Oil Company

                 Title of Class of Securities: Common

                      Cusip Number: 092036 10 2

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications: Ivan Wayne Webb, P. O. Box 31, Cisco, Texas 76437, 254-442-3968

Date of Event which Requires Filing of this Statement: September 22, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1. Ivan Wayne Webb, SS####-##-####
2.
3.
4. PF and OO
5.
6. USA
7. 2,277,176
8. 200,000
9. 2,277,176
10. 200,000
11. 2,477,176
12.
13. 12.52%
14. IN

Item 1. The title and class of equity securities to which this statement relates is "Common Stock". The name and address of the principal executive offices of the issuer is: Black Giant Oil Company, 1301 Avenue M, Cisco, Texas 76437

Item 2.
(a) Name: Ivan Wayne Webb
(b) Business Address: P. O. Box 31, Cisco, Texas 76437
(c) Present Principal Occupation: Oil & Gas
(d) Ivan Wayne Webb has not been convicted in any criminal proceedings.
(e) Ivan Wayne Webb has not been a party to a civil proceeding in the last 5 years.
(f) Ivan Wayne Webb is a U. S. Citizen.

Item 3.
Shares issued in lieu of salary.

Item 4.
(a) These shares were issued in lieu of salary.

Item 5.
(a) The number and percent of the class of securities held directly and beneficially is 2,477,176 shares which represents 12.52% of the amount outstanding.
(b) Ivan Wayne Webb has sole voting power over 2,277,176 shares and has sole dispositive power over 2,277,176 shares. Ivan Wayne Webb has shared voting and dispositive power over an additional 200,000 shares of the Issuer's common stock.
(c) Zero shares were disposed of in the last 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.
Not applicable.

Item 7.
None

SIGNATURE:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Ivan Wayne Webb
July 15, 1998